April 2, 2010

RE: Form 10-K for Fiscal Year Ended October 31, 2009, Filed January 29, 2010 for the following Companies:
AFH Acquisition III, Inc., File No. 000-53071
AFH Acquisition IV, Inc., File No. 000-53072
AFH Acquisition V, Inc., File No. 000-53073

United States Securities and Exchange Commission
Division of Corporation Finance
CF/AD 9
100 F Street N.E.
Washington D.C. 20549-3561

Mail Stop 3561

Dear Ms. Jenkins:

                    We are in receipt of your letter dated March 23, 2010 regarding the form 10-K’s of AFH Acquisitions III, IV and V (each a “Company” and collectively, the “Companies”), and have set forth below the Company’s response.

Form 10-K/A for the Fiscal Year Ended October 31, 2009

Item 9A(T). Controls and Procedures

1)

SEC Comment: We note your response to our prior comment two, noting that you continue to conclude that your disclosure controls and procedures were effective at October 31, 2009. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Specifically, clarify how your controls are effective based on the fact that you failed to provide all of the disclosures required by Item 308T of Regulation S-K. Otherwise, please further amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted.

Response: The staff’s response is noted and we will further amend our Form 10-K accordingly within 10 business days of this letter.

Evaluation of Internal Control Over Financial Reporting

2)

SEC Comment: We note the fourth paragraph of management’s report states that this “annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report…” We further note that you provided management’s assessment of the effectiveness of your internal control over financial reporting and the attestation report is not currently required, please revise your statement to clarify this point. Refer to Item 308T(a)(4) of Regulation S-K for guidance.

Response: The staff’s response is noted and we will further amend our Form 10-K accordingly within 10 business days of this letter.

Please feel free to contact us at the Beverly Hills phone number, fax or address below with any further questions or comments.

Sincerely,

Amir F Heshmatpour
President & Director
Principal Executive Officer
Principal Financial Officer